UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48461

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Corinthian Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

275 Madison Avenue, 8th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	acarter@corinthianpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA P.C.
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Ste 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Manoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corinthian Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Mitchell Manoff

Title: CEO

Notary Public

BLANCHE LUCILLE JOESTEN
Notary Public, State of New York
NO. 01J06141891
Qualified in Nassau County
My Commission Expires Apr 18, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Corinthian Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

April 1, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	25,484
Accounts receivable		711
Due from clearing firm		54,107
Securities owned		2,909
Due from affiliate		6,217
Deposits with clearing firm		50,000
Right of use asset		66,282
Prepaid expenses and deposits		20,737
TOTAL ASSETS	$	226,447

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	63,493
Commissions payable		28,860
Due to affiliate		19,014
Lease liability		66,395
Total liabilities		177,762
Member's equity		48,685
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	226,447

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Commissions	$	625,232
Interest		69,895
Private placements		27,884
Mutual fund fees		23,960
Other		11,229
Loss on securities owned		(2,709)
Total revenues		755,491
EXPENSES:		
Commissions, compensation, and benefits		614,450
Floor brokerage, exchange, and clearance fees		45,101
Occupancy		30,336
Technology and communications		49,596
Other		272,053
Total expenses		1,011,536
LOSS BEFORE INCOME TAXES		(256,045)
Local income taxes		-
NET LOSS	$	(256,045)

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance, January 1, 2024	$	104,263
Contributions		200,467
Net loss		(256,045)
Balance, December 31, 2024	$	48,685

CORINTHIAN PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(256,045)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Change in accounts receivable		(711)
Change in due from clearing firm		27,151
Change in securities owned		2,709
Change in due from affiliate		9,008
Change in right of use asset		(66,282)
Change in prepaid expenses and deposits		(2,031)
Change in accounts payable and accrued expenses		(10,986)
Change in commissions payable		28,860
Change in due to affiliate		19,014
Change in lease liability		66,395
Net cash used by operating activities		(182,918)

CASH FLOWS FROM BY FINANCING ACTIVITIES:

Contributions		200,467
Net cash provided by financing activities		200,467
NET INCREASE IN CASH		17,549
CASH, beginning of year		7,935
CASH, end of year	$	25,484

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Non-cash financing activity:

Contributions of expenses forgiven by member	$	51,277

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Corinthian Partners, LLC (the "Company") engages primarily as a broker or dealer in retailing corporate equity securities and mutual funds as well as in the private placement of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a single member limited liability company and is a wholly owned subsidiary of Corinthian Holdings, LLC (the "Member"). As a limited liability company, the Member's liability is limited to its investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB").

Cash

The Company maintains its bank accounts at a high credit quality financial institution. The balances, at times, may exceed the federally insured limits.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income and fees from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fulfills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Revenue Recognition *(Continued)*

Mutual Fund (pooled investment vehicles) and 12b1 fees (continued):
and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Private Placements:
Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified by the Company.

Securities Owned

Securities owned consist of common stock. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary as of December 31, 2024.

Income Taxes

The Company is a single member limited liability company. As a single member limited liability company, the tax consequences of the Company's operations pass through to the Member. Accordingly, the Company's financial statements do not include a provision for federal income taxes.

The Company's Member is subject to a 4% unincorporated business tax for all income attributable to New York City. The Company calculates the provision for the unincorporated business tax on income by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the local tax authority, thereby reporting the Company's taxable income and paying the applicable tax to the Member. The Company's current provision is the amount of tax payable on the basis of a hypothetical, current-year separate return.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Income Taxes *(Continued)*

Under the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary

Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

NOTE 3 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals, corporations and institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm (the "clearing broker") on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, the clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE 4 – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing broker at December 31, 2024 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2024 and no allowance is required.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $18,706 which was $11,274 in excess of its required minimum net capital of $7,432. The Company's ratio of aggregate indebtedness to net capital was 5.96 to 1.00 as of December 31, 2024.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement ("ESA") with Corinthian Partners Asset Management, LLC ("CPAM"), a registered investment advisor affiliated with Company through common ownership, and its Member. Under the ESA, the Company allocates rent, compensation and certain other operating expenses to CPAM that are paid for by the Company. During the year ended December 31, 2024, the Company allocated approximately $1,050 in rent, approximately $21,174 in compensation, and approximately $17,008 in certain other operating expenses to CPAM that have been offset against their respective expense categories within the accompanying statement of operations. The due from affiliate at December 31, 2024 in the amount of $6,217 arises from this agreement.

In addition, the Company collects advisory fees generated by CPAM through the Company's clearing agreement. The due to affiliate at December 31, 2024 in the amount of $19,014 arises from advisory fees generated by CPAM that have been collected by the Company. During the year ended December 31, 2024, CPAM assigned a receivable from the Company in the amount of approximately $24,191 to the Company's Member pertaining to advisory fees generated by CPAM that were collected by the Company. This receivable was forgiven by the Member and recorded as capital contribution by the Company.

The Company's Member at times pays for or assumes operating expenses of the Company for which it subsequently forgives the amount to which it is entitled to be reimbursed. The Member paid or assumed approximately $51,277 of operating expenses of the Company during the year ended December 31, 2024 which were forgiven by the Member and recorded as capital contributions by the Company.

Financial condition and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 7 – LEASES

The Company subleases office space and leases office equipment under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company has determined that the implicit rate of the lease is not readily determinable and accordingly, uses the incremental borrowing rate based on the information available at the commencement date of its leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company estimated its incremental borrowing rate to be 6%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 7 – LEASES *(Continued)*

Maturity of the lease liability under the non-cancelable operating leases with initial non-cancelable terms in excess of one year is as follows:

Year	Office Lease	Printer Lease	Total
2025	$ 36,225	$ 2,100	$ 38,325
2026	27,675	2,100	29,775
2027	-	2,100	2,100
2028	-	175	175
Total undiscounted lease payments	$ 63,900	$ 6,475	$ 70,375
Less: imputed interest	(3,403)	(577)	(3,980)
Total lease liability	$ 60,497	$ 5,898	$ 66,395

Weighted average remaining lease term:
    Operating leases   1.87 years

Weighted average discount rate:
    Operating leases   6.0%

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have initial noncancelable terms of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease terms.

The total lease cost associated with all leases for the year ended December 31, 2024 was $30,336.

NOTE 8 –CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has claims with customers that are in progress at December 31, 2024, as defendant.

The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions.

Based on information currently available, the Company has accrued $17,500 for the low-end range of the expected cost to settle the matters that has been included in accounts payable and accrued expenses within the accompanying statement of financial condition.

NOTE 9 – FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE 9 – FAIR VALUE MEASUREMENTS *(Continued)*

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2024:

Securities Owned	Fair Value Measurements	Level 1	Level 2	Level 3
Common stock, publicly traded	$2,909	$2,909	$ -	$ -

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including the retailing of corporate equity securities and mutual funds as well as the private placement of securities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 11 – NET LOSS

The Company incurred a loss for 2024 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

CORINTHIAN PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

<u>COMPUTATION OF NET CAPITAL</u>		
Total member's equity		$ 48,685
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable, net of related commissions payable		116
Prepaid expenses and deposits		20,737
Securities owned, non-marketable		2,909
Due from affiliate		6,217
Net capital before haircuts		18,706
Less: Haircuts		-
Net capital		$ 18,706
<u>COMPUTATION OF BASIC NET CAPITAL REQUIREMENT</u>		
6 2/3% of aggregate indebtedness	$ 7,432	
Minimum dollar net capital requirement	5,000	
Net capital requirement (greater of above)		7,432
Excess net capital		$ 11,274
Aggregate indebtedness		$ 111,480
Ratio of aggregate indebtedness to net capital		5.96 to 1.00

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2024:

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5, as amended, as of December 31, 2024.

CORINTHIAN PARTNERS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

The Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Corinthian Partners, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Corinthian Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Corinthian Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and (2) Corinthian Partners, LLC stated that Corinthian Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Corinthian Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Corinthian Partners, LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Corinthian Partners, LLC limits its other business activities to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Corinthian Partners, LLC and Corinthian Partners, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Corinthian Partners, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Corinthian Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 1, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC


CORINTHIAN PARTNERS, LLC

EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2024


Corinthian Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mitchell Manoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: ___CEO___

Date: ___1/20/25___